Exhibit 99.1

AETERNA zentaris rEGAINS COMPLIANCE WITH NASDAQ
MINIMUM BID PRICE REQUIREMENT FOR CONTINUED LISTING

CHARLESTON, S.C., January 27, 2020 -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, today announced that it has received notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with Nasdaq’s minimum bid price for continued listing on the Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(a)(2) (“Bid Price Rule”).

On January 23, 2020, Aeterna received a letter from Nasdaq stating that because the Company’s shares had a closing bid price at $1.00 per share or greater for a minimum of ten (10) consecutive business days, Aeterna’s stock has regained compliance with the Bid Price Rule. Nasdaq considers the matter closed.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is the licensor and party to a license and assignment agreement with Novo Nordisk A/S to carry out joint development, manufacturing, registration, regulatory, and supply chain for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency in the United States and Canada. The clinical development of Macrilen™ (macimorelin) for pediatric use is ongoing. In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets. For more information, please visit the Company’s website at www.zentaris.com.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and Private Securities Litigation Reform Act, as amended, including those relating to the Company’s product development, clinical and regulatory timelines, market opportunity, competitive position, possible or assumed future results of operations, business strategies, potential growth opportunities and other statement that are predictive in nature. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s current beliefs and assumptions.

These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those set forth in the Company’s filings with the Securities and Exchange Commission. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor and Media Contact:

Jenene Thomas
JTC Team
T (US): +1 (833) 475-8247
E: aezs@jtcir.com